U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


             [X] Form 10-K [ ] Form 20F [ ] Form 11-K [ ] Form 10-Q
                                 [ ] Form N-SAR

                     For the Period Ended December 31, 1999.

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                For the Transition Period Ended ________________

                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

             If the notification relates to a portion of the filing
          checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                  Full Name of Registrant: Browsesafe.com, Inc.

                  Address of Principal       7202 E. 87th Street, Suite 109
                  Executive Office:          Indianapolis, IN  46256


                       PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
XX filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

           The registrant's third party filing agent experienced a computer malfunction the evening before the report was due which has delayed their ability to EDGARIZE the documents for filing. The registrant could not obtain a replacement filing agent without unreasonable effort or expense. See attached letter.

                           PART IV - OTHER INFORMATION

          (1) Name and address of person to contact in regard to this notification:

               Constance J. Gustafson, Esq.
               Lowe Gray Steele & Darko, LLP
               111 Monument Circle, Suite 4600
               Indianapolis, Indiana 46204
               Telephone:  (317) 236-8020
               Fax: (317) 236-6472

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                            [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                            [  ] Yes  [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



          BrowseSafe.com, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 3/31/00                          By: /s/ Mark Smith

                                         Mark Smith, President

BEMBENEK CONSULTING
17530 South 65th Avenue
Tinley Park, IL 60477
Phone     (708) 802-5080
Fax       (708) 802-5083



March 30, 2000


Constance J. Gustafson, Esq.
Lowe Gray Steele & Darko, LLP
111 Monument Circle, Suite 4600
Indianapolis, Indiana 46204


Dear Ms. Gustafson:

         We regret the inconvenience, imposed both on your firm and your client, caused by our computer system crashing, resulting in our inability to submit the EDGAR filing on the due date.

         It is understandable that on the day the filing is due, it would be impractical, expensive and nearly impossible for the filing to have been put together at an alternative source. Particularly due to the short turnaround time required and peak filing period. We will provide any and all services required to submit the required EDGAR filings resulting from this situation.

         The specific system problem that occurred on March 30, 2000 was the networked hard drive effectively went offline due to errors on the drive itself. Included on the hard drive was the EDGAR filing for your client. While numerous attempts were made to repair/recover the data located on the hard drive, we were unsuccessful.

         We have been a registered filing agent with the SEC since 1996 and have successfully completed numerous live EDGAR filings, using the same computer systems that failed. The same systems have never had any problems relating to the filing and/or assembly of documents for filing via the SEC's EDGAR system. Again, please accept our apologies for the inconvenience.


Sincerely,



/s/ Daniel Bembenek

Daniel Bembenek